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                              June 3, 2024

       Atish Shah
       Executive Vice President, Chief Financial Officer and Treasurer Xenia Hotels & Resorts, Inc.
       200 S. Orange Avenue, Suite 2700
       Orlando, FL 32801

                                                        Re: Xenia Hotels &
Resorts, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 8-K filed May
2, 2024
                                                            Response dated May
23, 2024
                                                            File No. 001-36594

       Dear Atish Shah:

              We have reviewed your May 23, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

       Form 8-K filed May 2, 2024

       Exhibit 99.1
       Operating Results, page 2

   1.                                                   We have reviewed your
response to comment 1. This measure appears to exclude
                                                        amounts that are
included in the most directly comparable measure calculated and presented in accordance
with GAAP (i.e., Net Income); thus, Same-Property Hotel Net
                                                        Income appears to be a
non-GAAP measure. To the extent you continue to disclose this measure in future
earnings releases or other future filings, please confirm you will include the disclosures
required by Item 10(e) of Regulation S-K.
              Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
       have questions regarding comments on the financial statements and related matters.
 Atish Shah
Xenia Hotels & Resorts, Inc.
June 3, 2024
Page 2




FirstName LastNameAtish Shah                Sincerely,
Comapany NameXenia Hotels & Resorts, Inc.
                                            Division of Corporation Finance
June 3, 2024 Page 2                         Office of Real Estate &
Construction
FirstName LastName